UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 14, 2020

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant's telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A:

Series #RUTHGEHRIGBALL

Series #CURRYBASKET

Series #LEBRONROOKIE

Series #KAWHIBASKET

Series #MANTLEMINT1953

Item 9.	Other Events

As of September 14, 2020, Collectable Sports Assets, LLC (the “Company”) determined that it would not offer one of the series of interests that it had planned - #JORDANBGS9.5. Accordingly, the consignment agreement and asset management agreement relative to the underlying asset of that series were terminated as of that date. The decision not to offer this series is not expected to have any effect on the Company’s operations or its other offerings. No sales of any #JORDANBGS9.5 interests had taken place.

Reference is made to the Consignment Agreement dated as of July 7, 2020 between Zev Partners and the Company (the “Consignment Agreement”), which was filed as Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A filed with the Commission on July 13, 2020. A copy of the Amendment to the Consignment Agreement deleting the #JORDANBGS9.5 asset is filed as Exhibit 1.1 to this Current Report on Form U-1 and incorporated herein by reference.

Reference is made to the Asset Management Agreement dated as of April 20, 2020 between the Company’s manager, CS Asset Manager, LLC and Series # JORDANBGS9.5, a Series of the Company (the “Asset Management Agreement”), which was filed as Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A filed with the Commission on May 8, 2020. A copy of the Termination Agreement with respect to the Asset Management Agreement is filed as Exhibit 1.2 to this Current Report on Form U-1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amendment to Consignment Agreement dated as of September 14, 2020 between Zev Partners and Collectable Sports Assets, LLC

1.2	Termination of Asset Management Agreement dated as of September 14, 2020 between Zev Partners and Collectable Sports Assets, LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: September 16, 2020	By:	/s/ Ezra Levine
Chief Executive Officer

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